Exhibit 99.1

Eastern International Ltd. generated over RMB 45 million (approximately US$ 6.323 million) in revenue from its ongoing logistics services for offshore wind power projects and also launched the Yangjiang offshore project

HANGZHOU, China, Nov. 4, 2025 /PRNewswire/ — Eastern International Ltd. (“Eastern International” or the “Company”) (NASDAQ: ELOG), a provider of domestic and cross-border professional logistic services including project logistic and general logistic for Company clients, today announced that its wholly-owned subsidiary Suzhou TC-Link Logistics Co., Ltd. (“Suzhou TC-Link”) has commenced to provide Offshore Project logistics services to Guangdong Goldwind Science & Technology Co., Ltd. (“Guangdong Goldwind”) in late October and will be responsible for providing key logistics transportation, ship-loading and lifting services to safely transport the wind turbine and blades (Model: 266/16200) for Guangdong Goldwind from its Yangjiang Base and Sheyang Base to the designated port and to complete the ship of loading operations (the “Yangjiang Project”). The first set of blades is currently being prepared for shipment, with subsequent logistics and hoisting activities progressing as planned. The launch of the Yangjiang Project marks another significant milestone for the Company as it continues to expand its presence in the renewable energy business sector.

In addition to the Yangjiang Project, the Company has two other major ongoing offshore wind power projects in Jiangsu Province, which are the Jiangsu Yancheng Three Gorges Fenghai Dafeng Wind Farm Project and the Jiangsu Guoxin Dafeng Offshore Wind Power Project. As of October 31, 2025, these two projects have generated cumulative revenues of RMB 22.87 million and RMB22.32 million (unaudited data, subject to audited financial results), respectively, with a combined installation capacity exceeding 1.6 gigawatts. Both projects involve the transportation and installation of ultra-long wind blades components measuring up to 110 meters, and are expected to be completed by the end of 2025. The execution of these large-scale offshore wind power projects fully demonstrates the Company’s technical expertise in managing complex logistics for major renewable energy infrastructure.

Leveraging its extensive project management expertise, professional operational teams, and stringent safety and quality control systems, Eastern International ensures the safe and timely transportation and delivery of all equipment to designated vessel decks, fully supporting the construction schedules of various offshore wind power projects. The concurrent execution of logistics transportation and lifting operations for multiple offshore wind projects further demonstrates the Company’s ongoing commitment and professional capabilities in the logistics sector for renewable energy engineering projects. This has reinforced Eastern International’s reputation as a trusted logistics partner for leading energy developers and equipment manufacturers.

Mr. Lin Tan, Chief Operating Officer of Eastern International Ltd. commented, “Our execution across multiple large-scale projects demonstrates not only our operational strength but also the trust our clients place in our capabilities. Driven by accelerating renewable energy investment across China and Southeast Asia, we are uniquely positioned to capitalize on this momentum through with our proven expertise and comprehensive network.”

Mr. Tan added, “Building on nearly two decades of industry experience, we continue to expand our service scope beyond transportation to include value-added engineering solutions such as hoisting, installation, and maintenance services that enhance both customer loyalty and long-term revenue visibility. With our advanced internal logistics service system, strong safety standards, and established client relationships, we are confident in our ability to scale efficiently and deliver sustainable growth for our clients, partners, and shareholders.”

About Eastern International Ltd.

Eastern International Ltd. (NASDAQ: ELOG) is a holding company incorporated in the Cayman Islands. The Company, through Suzhou TC-Link Logistics Co., Ltd. (“Suzhou TC-Link”) and Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd., both wholly owned subsidiaries of the Company, provide domestic and cross-border professional logistic services including project logistic and general logistic for Company clients. Suzhou TC-Link was established on January 9, 2006, in Jiangsu Province, China. Suzhou TC-Link has obtained the internationally recognized IS09001 certificate of high-quality service (2015 standard), and it has 4 wholly owned subsidiaries and 5 warehouses/logistic centers and 3 branch offices of its subsidiaries in China. Suzhou TC-Link’s operating network covers key cities in mainland China, Hong Kong, Southeast Asia and Central Asia. For more information, please visit https://www.elogint.com

Forward-Looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Eastern International specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

Eastern International Ltd.

Mr. Lin Tan

Tel: +86 0571-82356096

Email: ir@elogint.com